October 2010

Pricing Sheet dated October 27, 2010 relating to Preliminary Terms No. 565 dated October 26, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Two ELKS® Each Based Upon a Different Common Stock
Equity LinKed Securities (“ELKS®”)
PRICING TERMS FOR ALL ELKS
Issuer:	Morgan Stanley
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS
Payment at maturity:
If on the valuation date:
•  the closing price is above the downside threshold price, then you will receive an amount in cash equal to $10 per ELKS; or
•  the closing price is at or below the downside threshold price, then you will receive shares of the underlying equity in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares. The value of those shares of the underlying equity or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Observation price:	Closing price
Initial equity price:	The initial equity price for each ELKS will be the closing price of the underlying equity on the pricing date. See “Specific Terms for Each ELKS–Initial equity price” below.
Equity ratio:
For each ELKS, the stated principal amount divided by the initial equity price, subject to adjustments for certain corporate events affecting the underlying equity issuer.  See “Specific Terms for Each ELKS–Equity ratio” below.

Pricing date:	October 27, 2010
Original issue date:	October 29, 2010 (2 business days after the pricing date)
Listing:	The ELKS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

SPECIFIC TERMS FOR EACH ELKS
Underlying equity:	JPMorgan Chase & Co. common stock	Wells Fargo & Company common stock
Underlying equity issuer:	JPMorgan Chase & Co. (“JPM”)	Wells Fargo & Company (“WFC”)
Maturity date:	October 29, 2012	October 29, 2012
Coupon:	6.5% per annum (equivalent to $1.30 per ELKS for the two-year term of the ELKS), paid monthly and calculated on a 30/360 basis.	7% per annum (equivalent to $1.40 per ELKS for the two-year term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates	Monthly, on the 29th of each month, beginning on November 29, 2010	Monthly, on the 29th of each month, beginning on November 29, 2010
Downside threshold price:	$24.401, which is 65% of the initial equity price.	$16.7375, which is 65% of the initial equity price.
Valuation date:	October 24, 2012 subject to adjustment for non-trading days and certain market disruption events	October 24, 2012 subject to adjustment for non-trading days and certain market disruption events
CUSIP:	61759G489	61759G471
ISIN:	US61759G4890	US61759G4718
Initial equity price:	$37.54	$25.75
Equity ratio:	0.26638	0.38835
Aggregate principal amount:	$1,930,000	$1,930,000
Commissions and Issue Price:	Per JPM ELKS	Total	Per WFC ELKS	Total
Price to public	$10	$1,930,000	$10	$1,930,000
Agent’s commissions(1)	$0.196875	$37,996.88	$0.196875	$37,996.88
Proceeds to issuer	$9.803125	$1,892,003.12	$9.803125	$1,892,003.12
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., fixed sales commissions of $0.196875 for each JPM ELKS and $0.196875 for each WFC ELKS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 565 dated October 26, 2010
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.